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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-27800


(Check One): [ ] Form 10-K and Form 10-KSB     [X] Form 10-Q and Form 10-QSB
                [ ] Form 20-F [ ] Form 11-K    [ ] Form N-SAR

                      Form Period Ended: September 30, 2001
                       -----------------------------------
 [ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
     and 10-KSB                                  and 10-QSB
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                      [ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any of the information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              Frederick Brewing Co.
                       ----------------------------------
                             Full Name of Registrant


                      ------------------------------------
                            Former Name if Applicable

                            4607 Wedgewood Boulevard
    ------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Frederick, Maryland 21703
                        --------------------------------
                            City, State and Zip Code

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K and Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

        As disclosed in Frederick Brewing's previous annual and quarterly reports, Frederick Brewing Company has been suffering from a lack of adequate cash flow in order to properly satisfy its debts and obligations in a timely fashion. These financial difficulties continue to persist and management has been focusing substantially all of their efforts on evaluating these difficulties. Additionally, due to the Company's limited financial resources, Frederick Brewing has not been able to timely engage legal professionals to review the Form 10-QSB. For the foregoing reasons, Frederick Brewing's Form 10-QSB cannot be completed prior to the due date without unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

------------Patrick J. Leddy --------------216-----------------586-3939-------
                 (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).
                                                        [X]  YES      [ ]  NO

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                         [  ]  YES     [X ]  NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Frederick Brewing Co.
           --------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 14, 2001                   By:  /s/ James M.Gehrig
                                                      James M.Gehrig
                                                      Chief Financial Officer